CRESCENT ENERGY COMPANY

600 Travis Street, Suite 7200

Houston, Texas 77002

January 17, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re: Crescent Energy Company

Registration Statement on Form S-3

File No. 333-269152

Ladies and Gentlemen:

On behalf of Crescent Energy Company (the “Registrant”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to 5:30 p.m., Washington, D.C. time, on January 19, 2023, or as soon as practicable thereafter, unless the Registrant notifies you otherwise prior to such time. In making this acceleration request, the Registrant acknowledges that it is aware of its obligations under the Act. Once the above-referenced Registration Statement on Form S-3 has been declared effective, please orally confirm that event with our counsel, Vinson & Elkins L.L.P., by calling Jackson A. O’Maley at (713) 758-3374.

Thank you for your assistance with this matter.

Very truly yours,

CRESCENT ENERGY COMPANY

By:	/s/ Bo Shi
Name:	Bo Shi
Title:	General Counsel

cc:	Jackson A. O’Maley, Vinson & Elkins L.L.P.